UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended November 30, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________________

Commission file number 1-7685

AVERY DENNISON CORPORATION EMPLOYEE SAVINGS PLAN
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

AVERY DENNISON CORPORATION
150 North Orange Grove Blvd.
Pasadena, California 91103
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

Date: May 28, 2008

By [signature]
Karyn E. Rodriguez
Vice President and Treasurer,
Avery Dennison Corporation

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plan Committee and Participants
of the Avery Dennison Corporation
Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Avery Dennison Corporation Employee Savings Plan (the "Plan") at November 30, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of November 30, 2007 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans," in 2007. Therefore, the presentation of the 2007 and 2006 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Los Angeles, California
May 28, 2008

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In millions)	November 30, 2007	November 30, 2006
ASSETS		
Investments, at fair value	$ 715.5	$ 785.4
Receivables	4.0	.8
Total assets	719.5	786.2
LIABILITIES		
Note payable	7.3	10.8
Other payables	5.4	.9
Total liabilities	12.7	11.7
Net assets available for benefits, at fair value	706.8	774.5
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	.3	.7
Net assets available for benefits	$ 707.1	$ 775.2

The accompanying notes are an integral part of these financial statements.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In millions)	Year ended November 30, 2007	2006
Additions to net assets attributed to:		
Net investment (loss) income:		
Net (depreciation) appreciation in fair value of investments	$ (48.9)	$ 73.7
Interest	5.7	6.4
Dividends	22.4	15.6
	(20.8)	95.7
Contributions:		
Participant	30.6	28.9
Employer	3.6	3.1
Total additions, net	13.4	127.7
Deductions from net assets attributed to:		
Benefits paid to participants	(76.6)	(68.6)
Interest expense	(.6)	(.7)
Administrative expenses	(.7)	(.9)
Total deductions	(77.9)	(70.2)
Net plan transfers	(3.6)	(3.4)
Net (decrease) increase	(68.1)	54.1
Net assets available for benefits:		
Beginning of year	775.2	721.1
End of year	$ 707.1	$ 775.2

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Summary Description of the Plan

The following description of the Avery Dennison Corporation Employee Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for additional information relating to the Plan.

General

The Plan is a defined contribution plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Eligible full-time employees may participate immediately upon employment. Effective July 1, 2006, eligible part-time employees may also participate immediately upon employment. Prior to July 1, 2006, eligible part-time employees were required to complete 12 consecutive months of employment and 1,000 hours of service before they were permitted to participate in the Plan.

Contributions

Each newly hired eligible employee is automatically enrolled in the Plan contributing 6 percent of his or her compensation in the form of Pre-Tax Savings ("PTS") contributions to his or her account, unless the employee affirmatively elects not to enroll. The 6 percent contribution level, an increase from 5 percent, was effective July 1 of the plan year ended November 30, 2006. For the plan years ended November 30, 2007 and 2006, a participant may elect to contribute 1 percent to 25 percent of total eligible compensation to his or her account on a pre-tax and/or after-tax basis (subject to an annual maximum, as prescribed by regulatory requirements and limits imposed on highly compensated employees in order to satisfy nondiscrimination requirements). Participants age 50 and above may contribute additional "catch-up" PTS contributions over the otherwise applicable limit. Participants direct the investment of their contributions into various investment options offered under the Plan. Avery Dennison Corporation (the "Company") matches 50 percent of the first 6 percent of eligible compensation that a participant contributes to the Plan. The matching Company contribution is invested directly in Company common stock. Prior to July 1, 2005, only participants who were age 50 and above could elect to diversify or transfer these Company stock investments into any other Plan investment fund at any time. Effective July 1, 2005, the election to diversify or transfer these Company stock investments is available to all participants, except that participants with dormant accounts in the Stock Holding and Retirement Enhancement ("SHARE") Plan, which is part of the Plan, must be age 50 or above to diversify or transfer up to 100 percent of Company stock investments in their SHARE accounts into other Plan investments. Effective December 1, 2007, participants who have not yet attained age 50 and have completed at least three years of service are permitted to diversify 33 percent and 66 percent for the plan years ending November 30, 2008 and November 30, 2009, respectively, and 100 percent thereafter, of Company stock investments in their SHARE accounts.

PTS contributions and Company contributions, including any earnings, are not taxable until they are withdrawn or distributed. Eligible employees are permitted to make rollover contributions of "eligible rollover distributions" from an "eligible retirement plan" into the Plan, including direct rollovers.

Participants' Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions and earnings on all such contributions. The participant's entire benefit from the Plan is provided from the participant's vested account balance.

Vesting and Forfeitures
Employee contributions and earnings thereon are immediately 100 percent vested. Company contributions and earnings thereon (except SHARE accounts) are 100 percent vested after three years of service or, if earlier, upon a participant's death or 65th birthday, provided that the participant is an employee at that time. In general, a participant's SHARE account is 100 percent vested after five years of service or, if earlier, upon death or age 65 if the participant is then an employee. If a participant's employment terminates prior to vesting, all Company contributions and earnings thereon are forfeited. Forfeitures of participants' unvested Company contributions may be used to pay administrative expenses of the Plan or to reduce the Company's contribution. Forfeitures of SHARE accounts are allocated to participants with SHARE accounts who are employees at the end of the plan year in question, in proportion to their eligible compensation.

Payment of Benefits
Participants generally receive their vested account balance when they retire or terminate employment with the Company. Participants may take hardship withdrawals, withdrawals at age 59 ½, and certain other withdrawals from specified vested accounts when they are employed, subject to legal and/or Plan restrictions and requirements.

Participant Loans
Participants also have the right, subject to certain limitations and requirements, to borrow from certain accounts. The loans are collateralized by up to 50 percent of the participant's vested accounts and bear reasonable interest rates commensurate with the interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances. Participant loans are valued at their outstanding balances, which approximate fair value. At the time that each loan is made, the interest rate is fixed at the rate equal to the prime rate (as published by Bank of America) plus one percent established as of the first month prior to the beginning of each plan quarter. Each loan generally has a maximum term of five years and is an asset of the applicable participant's account on the date of borrowing. Interest payments are credited to the applicable participant's account.

Administrative Expenses
Investment management fees and reasonable administrative expenses are charged to and paid by the Plan, as permitted by law. All other administrative expenses of the Plan are paid by the Company, except for certain fees (such as fees associated with Plan loans) that are paid by participants. Administrative expenses were $.7 million and $.9 million for the years ended November 30, 2007 and November 30, 2006, respectively.

Plan Termination
The Company presently intends to continue the Plan. However, the Company reserves the right to change, amend, terminate or discontinue the Plan at any time. In the event of Plan termination, each affected participant will be 100 percent vested in his or her Company contributions and all of the assets in participant accounts will be distributed to the participants (or beneficiaries).

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Recent Accounting Pronouncements

During the plan year ended November 30, 2007, the Plan adopted Financial Accounting Standards Board Staff Position ("FSP") AAG INV-1 and Statement of Position ("SOP") 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans," issued by the Financial Accounting Standards Board ("FASB"), which were effective for plan years ending after December 15, 2006. The FSP requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value remains the relevant measurement attribute for that portion of net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The FSP was applied retroactively to the prior period presented on the Statements of Net Assets Available for Benefits. The Statements of Changes in Net Assets Available for Benefits were prepared on a contract value basis for the fully benefit-responsive investment contracts.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement is effective for the Plan for the fiscal year beginning December 1, 2008. The Company is currently evaluating the impact of this Statement on the Plan's financial statements.

In July 2006, the FASB issued Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the Statement of Net Assets; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and the Company elected to adopt this Interpretation in 2007, earlier than required as permitted by the new standard. The adoption of this guidance did not have an impact on the Plan's financial statements.

Risks and Uncertainties

The Plan's assets are invested at participants' discretion in the Company's common stock and various investment fund options available under the Plan. The fund options may be invested in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities. The value, liquidity and related income of these securities are exposed to various risks, such as changes in interest rates, foreign currency exchange rates, credit quality, and volatility with respect to the holdings within individual funds (including the Company Stock Fund), as well as to changes in global economic conditions, including real estate value, delinquencies and defaults, and the outlook and performance of the financial markets. Therefore, changes in the values of investment securities will affect participants' account balances and the amounts reported in the Plan's financial statements.

NOTES TO FINANCIAL STATEMENTS

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of net assets available for benefits and the reported amounts of changes in net assets available for benefits. Actual results could differ from those estimates.

Valuation of Investments

The Plan's investments are stated at fair value. Participant loans are stated at their outstanding balances, which approximate fair value. The Plan considers cash on hand, and short-term deposits and investments with maturities of three months or less when purchased, as cash and cash equivalents. The short-term deposits consist of units of participation in collective investment funds ($1/unit).

Included in the Plan's investments is a fixed income fund that includes fully benefit-responsive investment contracts, consisting of both traditional guaranteed investment contracts ("GICs") and synthetic investment contracts. The fair value of each traditional GIC is calculated by discounting the expected future cash flows of each contract based on current yields of similar instruments with comparable durations. The fair value of each synthetic GIC is composed of the aggregate market values of the underlying investments. Individual assets within the synthetic GICs are valued at representative market prices and adjusted to contract value by their wrapper values. The fair value of the wrap contracts for synthetic GICs represents the difference between current market level rates for contract wrap fees and the wrap fee being charged. If one or all of the contracts were to be terminated by the Plan prior to the expiration date, and the Plan's assets withdrawn, the amount received by the Plan could be less than the contract value under the relevant provisions of the agreements. Refer to Note 7, "Investment Contracts with Insurance Companies," for further information.

Pooled fixed income funds, corporate bonds and U.S. government notes are valued at quoted market prices as of the end of the Plan's fiscal year. Investments in registered investment companies are stated at fair value, as determined by quoted market prices, which represents the net asset value of the shares held by the Plan as of the Plan's fiscal year end. Investments in Company common stock are valued at the closing market price on the last day of the Plan year.

Income Recognition

The net appreciation (depreciation) in the fair value of investments as of the current fiscal plan year, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments during the period, is reported in the Statements of Changes in Net Assets Available for Benefits. Dividend income is accrued on the ex-dividend date. Interest income from other investments is accrued as earned.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains or losses on sales of securities are computed on an average cost basis. Unrealized appreciation (depreciation) in the fair value of investments is the change in the market value as compared to the cost basis of the assets during the Plan's fiscal year.

The Department of Labor and the Internal Revenue Service ("IRS") Form 5500, Annual Return/Report of Employee Benefit Plan, requires realized and unrealized gains and losses to be determined using the value of the asset as of the beginning of the plan year (referred to as the "current value method") rather than using the historical cost basis of the asset. Therefore, the amounts reflected in Note 5, calculated on a historical cost basis, will differ from those presented in the Form 5500 to be filed for the Plan.

NOTES TO FINANCIAL STATEMENTS

Leveraged Stock Fund

Included in the Plan is a leveraged employee stock ownership (the Employee Stock Ownership Plan or "ESOP") feature in which loan proceeds (see Note 9, "Note Payable") are used to purchase Company common stock. The unallocated assets available for benefits in the fund were $9.2 million and $21.3 million as of November 30, 2007 and 2006, respectively. Company common stock in this fund can be allocated to participant accounts to satisfy employee elected contributions that invest in Company common stock and employer matching contributions.

Contributions

Participant and employer contributions are recorded on an accrual basis. The matching Company contribution is invested directly in Company common stock. Employer contributions can be made by releasing the required number of shares of the unallocated Company common stock from the Plan's Leveraged Stock Fund necessary to satisfy the Company's matching contribution.

Benefit Payments

All benefits are payable from net assets available for benefits. Benefits are recorded when paid. The Plan's financial statements and the related Form 5500 differ in the presentation of benefits payable due to different guidelines for each as promulgated by GAAP and the Form 5500 reporting requirements. Form 5500 requires plans to report benefit claims payable as a liability, whereas they are not recorded as a liability in the Plan's financial statements.

3. Plan Transfers

Based upon participant elections, the Company transferred $3.6 million and $3.4 million from the Plan to another retirement plan of the Company during the years ended November 30, 2007 and 2006, respectively.

4. Investments

The fair value of individual investments representing 5 percent or more of the Plan's net assets available for benefits is as follows:

	November 30,	
(In millions, except share amounts)	2007	2006
Company common stock[1], 4,576,951 and 4,835,035 shares, respectively	$ 238.5	$ 326.2
Fidelity Puritan Fund, 2,916,710 and 2,711,562 shares, respectively	57.6	54.6
Diversified International Fund, 1,123,229 and 986,640 shares, respectively	48.8	N/A[2]
Victory EB Diversified Stock Fund, 3,426,648, and 3,707,790 shares, respectively	48.5	47.2
Fidelity U.S. Equity Index Pool Fund, 836,829 and 956,860 shares, respectively	40.3	42.8

(1) Participant and nonparticipant-directed

(2) Fair value was below 5 percent of the Plan's net assets in the prior year.

5. Net Appreciation (Depreciation) in the Fair Value of Investments

During the years ended November 30, 2007 and 2006, the Plan's investments, which include gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held during the year, (depreciated) appreciated in value as follows:

(In millions)	2007	2006
Investments in registered investment companies	$ 20.5	$ 30.0
Company common stock	(70.6)	43.6
Corporate bonds and Government notes	1.2	.1
Net (depreciation) appreciation in the fair value of investments	$ (48.9)	$ 73.7

As of November 30, 2007 and 2006, approximately 33 percent and 42 percent, respectively, of the Plan's assets were invested in the common stock of the Company. A significant portion of this concentration results from the allocated and unallocated investments in the ESOP. At November 30, 2007 and 2006, the per share price of the Company's stock was $52.11 and $67.47, respectively. The value of the Company Stock Fund is entirely dependent on the market price of the Company's common stock. Changes in the value of Company common stock will affect participants' account balances and the amounts reported in the Plan's financial statements.

6. Nonparticipant-Directed Investments

Net assets and the significant components of the changes in net assets related to nonparticipant-directed investments are as follows:

Net Assets:

	November 30,	
(In millions)	2007	2006
Company common stock[1], net of Note Payable	$ 152.8	$ 202.5

(1) Includes participant-directed investments from a stock fund. In accordance with SOP 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," if participant-directed and nonparticipant-directed amounts of a fund cannot be separately determined, the entire fund is deemed to be nonparticipant-directed.

Changes in Net Assets:

	Year ended November 30,	
(In millions)	2007	2006
Net (depreciation) appreciation in the fair value of investments	$ (45.2)	$ 28.1
Interest income	.4	.3
Dividends	4.8	5.2
Participant contributions	3.0	3.1
Employer contributions	3.6	3.1
Benefits paid to participants	(13.7)	(11.5)
Interest expense	(.6)	(.7)
Administrative expenses	(.4)	(.5)
Plan transfers	(.1)	(.1)
Transfers to participant-directed investments	(1.5)	(25.6)
	$ (49.7)	$ 1.4

7. Investment Contracts with Insurance Companies

The Plan has purchased benefit-responsive traditional GICs and synthetic GICs with various insurance companies. During the plan year ended November 30, 2007, the Plan's traditional GICs matured. The synthetic GICs wrap a third-party insurance contract around traditional fixed-income securities. Under these contracts, the insurance companies guarantee that there will be no investment loss due to fluctuations in interest rates for the securities held in the fixed income fund. These contracts are included in the Statements of Net Assets Available for Benefits at fair value of approximately $103.1 million and $112.8 million as of November 30, 2007 and 2006, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value, which represents contributions plus interest earned less benefits paid and transfers to other funds. Contract value of the fully benefit-responsive investment contracts was higher than fair market value by approximately $.3 million and $.7 million as of November 30, 2007 and November 30, 2006, respectively.

Withdrawals and transfers resulting from certain events may limit the ability of the Plan to transact at contract value with the issuer of fully benefit-responsive investment contracts. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) competing fund transfers or violation of equity wash provisions, (3) any early retirement program, group termination, group layoff, facility closing, or similar program, (4) bankruptcy of the Company or other Company events (e.g. divestiture or spin-off of a subsidiary) that cause a significant withdrawal from the Plan, and (5) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. In these instances, market value will likely be used in determining the payouts to the participants. In general, issuers may terminate the contract and settle at other than contract value due to changes in the qualification status of the Company or the Plan, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. At this time, the Company does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The crediting interest rates paid on the fully benefit-responsive investment contracts ranged from 2.5 percent per annum to 8.8 percent per annum as of November 30, 2007 and November 30, 2006. The Plan earned an average annual yield on these investment contracts of 4.82 percent and 4.73 percent for the years ended November 30, 2007 and 2006, respectively. The average annual yield credited to participants was 4.51 percent and 4.53 percent for the years ended November 30, 2007 and 2006, respectively. Crediting interest rates for synthetic GICs are reviewed on a quarterly basis for resetting and may not be less than 0 percent per annum, while traditional GICs have fixed crediting rates for the terms of the contracts. There were no reserves against contract values as of November 30, 2007 and 2006.

Refer to Note 11, "Concentration of Credit Risk," for more information.

8. Related-Party Transactions

Because the Company's common stock is an investment held by the Plan, investments in this stock represent transactions with parties-in-interest. During the plan year ended November 30, 2007, the Plan purchased and sold Company common stock totaling approximately $42.0 million and $48.6 million, respectively. During the plan year ended November 30, 2006, the Plan purchased and sold Company common stock totaling $33.9 million and $62.5 million, respectively. Certain other plan investments include short-term deposits and investments and shares of mutual funds managed by Fidelity Management Trust Company, the Custodian and Recordkeeper of the Plan. Additionally, certain other plan investments include short-term deposits held by U.S. Trust Company as Trustee of the Plan. These relationships qualify as parties-in-interest transactions for which a statutory exemption exists. The following represents investments held by related parties:

	November 30,	
(In millions)	2007	2006
Avery Dennison Corporation	$ 238.5	$ 326.2
Fidelity Management Trust Company	214.1	228.5
U.S. Trust Company	.2	.2
	$ 452.8	$ 554.9

9. Note Payable

The Plan had a capacity to borrow up to $60 million under a revolving credit agreement with the Company. The financing available under the revolving credit agreement was used to acquire the Company's common stock, as provided in the Plan. Borrowings under the credit agreement bear interest at the three-month London Interbank Offered Rate plus $^3/_8$ percent, with interest due quarterly. The interest rate is reset every quarter. At November 30, 2007 and 2006, the Plan had approximately $7 million and $11 million, respectively, of outstanding borrowings under this facility. During the plan years ended November 30, 2007 and 2006, the Plan paid interest on the debt at average annual rates of 5.71 percent and 5.39 percent, respectively.

The Company and the Plan agreed not to extend the maturity date of the credit facility, which was July 1, 2005. As such, the principal indebtedness outstanding is payable in twenty-eight quarterly installments during the seven-year period immediately following the maturity date, although the Plan has the right to prepay the principal at its discretion. According to the terms of the credit agreement, the amount of debt outstanding at November 30, 2007 will mature as follows (in millions):

For the years ending November 30,	
2008	$ 1.7
2009	1.8
2010	2.4
2011	1.4
	$ 7.3

Borrowings under the agreement are collateralized by the unallocated Company common stock held in the Plan's Leveraged Stock Fund.

10. Tax Status

The Plan is intended to comply with the provisions of Section 401(a) and other applicable provisions of the Internal Revenue Code (the "Code"). The Plan received a favorable determination letter from the IRS in April 2004 that includes amendments through September 2003. As of the applicable dates, the Plan is, therefore, considered exempt from federal and state income taxes.

NOTES TO FINANCIAL STATEMENTS

Plan amendments subsequent to the effective date of the IRS determination letter are not covered by the letter. However, on January 30, 2007, the Plan document was submitted to the IRS for a determination letter concerning the amendments made after the effectiveness of the last determination letter. The Plan is designed and is intended to be operating in compliance with the applicable requirements of the Code. The Company intends to make any additional amendments necessary to comply with the applicable requirements under the law.

11. Concentration of Credit Risk

Included in the Plan's investments for participants is a fixed income fund where the Plan directly owns the underlying investments. The fixed income fund invests primarily in a mix of medium-term investment contracts issued by insurance companies and banks with high credit ratings, and in professionally managed portfolios of high-grade, short- and medium-term fixed income securities. Although the fund contains a diversified portfolio, the ultimate performance of the fund is dependent upon the ability of the underlying parties to honor their obligations. The Company, under investment management agreements, has entered into wrap contracts for a portion of the fixed income fund with qualified investment institutions. Under these contracts, the investment institutions guarantee that there will be no investment loss due to fluctuations in interest rates for the securities held in the fixed income fund, if the Company complies with the terms of these contracts.

The Plan's cash and cash equivalent balances with financial institutions may, at times, exceed federally insured limits.

Although the Plan may be exposed to losses in the event of nonpayment, it does not anticipate such losses.

12. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the Plan's financial statements to the Form 5500 at November 30, 2007 and 2006:

(In millions)	2007	2006
Net assets available for benefits per the Plan's financial statements	$ 707.1	$ 775.2
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(.3)	(.7)
Amounts allocated to withdrawing participants	(.7)	(1.4)
Net assets available for benefits per the Form 5500	$ 706.1	$ 773.1

The fully benefit-responsive investment contracts are recorded at fair value and adjusted to contract value in the Statements of Net Assets Available for Benefits and at fair value on the Form 5500. As a result, unrealized gains or losses related to fully benefit-responsive investment contracts are reflected in the Form 5500 but not included in "Net (depreciation) appreciation in the fair value of investments" in the Statements of Changes in Net Assets Available for Benefits.

NOTES TO FINANCIAL STATEMENTS

The following is a reconciliation of benefits paid to participants per the Statements of Changes in Net Assets Available for Benefits during the plan years ended November 30, 2007 and 2006, to Form 5500:

(In millions)	2007	2006
Benefits paid to participants per the Plan's financial statements	$ 76.6	$ 68.6
Add: Amounts allocated to withdrawing participants at November 30, 2007	.7	1.4
Less: Amounts allocated to withdrawing participants at November 30, 2006	(1.4)	(1.5)
Benefits paid to participants per the Form 5500	$ 75.9	$ 68.5

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the Plan's fiscal year end, but not yet paid as of that date.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of November 30, 2007
EIN #95-1492269 Plan #004
(Dollars in millions)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (Including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost	(e) Value
	Cash and Cash Equivalents			
*	Fidelity Short Term Investment Fund	Short Term Investment, 5.0% variable		1.2
*	Fidelity Institutional Cash Portfolio - Monthly	Collective Investment		1.4
*	U.S. Trust Co of California Market Rate Account	Short Term Investment, 4.4% variable		.2
	State Street Bank Short Term Interest Fund	Short Term Investment, 4.8% variable		2.0
	Mellon Stable Value Fund	Bank-sponsored Collective Fund		.1
	Total			**4.9**
	Synthetic Guaranteed Investment Contracts			
	Underlying asset fair market value:			
	Monumental Life Insurance Company (Contract MDA00434TR-1)			
	Banc of America Commercial Mortgage Inc.	Commercial Mortgage-Backed Security, Stepped maturity, 4.5% variable		1.5
	Bear Stearns Commercial Mortgage Services	Commercial Mortgage-Backed Security, Stepped maturity, 4.5% variable		1.8
	Citigroup/Deutsche Bank	Commercial Mortgage-Backed Security, Stepped maturity, 4.5% variable		1.5
	Freddie Mac	Mortgage-Backed Security, Stepped maturity, 4.5% variable		.1
	Fannie Mae	Mortgage-Backed Security, Stepped maturity, 4.5% variable		1.0
	Fannie Mae	Mortgage-Backed Security, Stepped maturity, 4.5% variable		.6
	Fannie Mae	Mortgage-Backed Security, Stepped maturity, 4.5% variable		1.2
	Freddie Mac	Mortgage-Backed Security, Stepped maturity, 4.5% variable		2.0
	Freddie Mac	Mortgage-Backed Security, Stepped maturity, 4.5% variable		2.0
	Merrill Lynch Mortgage Trust	Commercial Mortgage-Backed Security, Stepped maturity, 4.5% variable		3.0
	Total			**14.7**
	UBS AG (Contract 2999)			
	Bank One Issuance Trust	Asset-Backed Security, Stepped maturity, 4.4% variable		2.0
	Bear Stearns Commercial Mortgage Trust	Commercial Mortgage-Backed Security, Stepped maturity, 4.4% variable		1.0
	Chase Manhattan Auto Trust	Asset-Backed Security, Stepped maturity, 4.4% variable		1.5
	DLJ Commercial Mortgage Corporation	Commercial Mortgage-Backed Security, Stepped maturity, 4.4% variable		1.9
	DLJ Commercial Mortgage Corporation	Commercial Mortgage-Backed Security, Stepped maturity, 4.4% variable		1.9
	Freddie Mac	Mortgage-Backed Security, Stepped maturity, 4.4% variable		2.0
	Freddie Mac	Mortgage-Backed Security, Stepped maturity, 4.4% variable		2.0
	Government National Mortgage Association	Mortgage-Backed Security, Stepped maturity, 4.4% variable		1.0
	LB Commercial Conduit Mortgage Trust	Commercial Mortgage-Backed Security, Stepped maturity, 4.4% variable		1.9
	Merrill Lynch Mortgage Trust	Commercial Mortgage-Backed Security, Stepped maturity, 4.4% variable		2.5
	Morgan Stanley Dean Witter Capital I	Commercial Mortgage-Backed Security, Stepped maturity, 4.4% variable		1.8
	TXU Electric Delivery Rate Reduction Bond	Asset-Backed Security, Stepped maturity, 4.4% variable		1.5
	Total			**21.0**
	Natixis Financial Products (Contract WR 1819-03)			
	Pooled Fixed Income Fund	Asset-Backed Securities Index Fund		7.5
	Pooled Fixed Income Fund	Intermediate Term Credit Bond Index Fund		7.6
	Pooled Fixed Income Fund	Long Term Credit Bond Index Fund		1.9
	Pooled Fixed Income Fund	Mortgage-Backed Securities Index Fund		10.6
	Pooled Fixed Income Fund	Intermediate Term Government Bond Index Fund		1.8
	Pooled Fixed Income Fund	1-3 Year Government Bond Index Fund		.9

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of November 30, 2007
EIN #95-1492269 Plan #004
(Dollars in millions)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (Including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost	(e) Value
	Natixis Financial Products (Contract WR 1819-03) (continued)			
	Pooled Fixed Income Fund	Long Term Government Bond Index Fund		2.1
	Pooled Fixed Income Fund	Commercial Mortgage-Backed Securities Fund		5.7
	Total			38.1
	Pacific Life Insurance Company (Contract G26017)			
	Allstate Financial Global	Corporate Bond, due 06/20/08, par $.7, 2.5%		.7
	American Express	Corporate Bond, due 11/21/11, par $.6, 5.3%		.6
	American International Group	Corporate Bond, due 10/01/10, par $.2, 4.7%		.2
	Ameritech Capital Funding	Corporate Bond, due 05/18/09, par $.2, 6.3%		.2
	Astrazeneca PLC	Corporate Bond, due 09/15/12, par $1.1, 5.4%		1.2
	Capital One Multi Trust	Asset-Backed Security, due 07/15/11, par $.2, 3.7%		.2
	Capital One Multi Trust	Asset-Backed Security, due 11/15/13, par $.5, 4.9%		.5
	Chase Auto Trust	Asset-Backed Security, due 09/15/10, par $.1, 2.8%		.1
	Chase Auto Trust	Asset-Backed Security, due 01/15/13, par $.7, 5.4%		.7
	Chase Issuance Trust	Asset-Backed Security, due 09/17/12, par $1.3, 5.0%		1.3
	CIT Group Inc.	Corporate Bond, due 03/12/10, par $.1, 5.8%		.1
	CIT Group Inc.	Corporate Bond, due 01/30/09, par $.8, 5.1%		.7
	Citibank Issuance Trust	Asset-Backed Security, due 05/17/10, par $.3, 2.9%		.3
	Citibank Issuance Trust	Asset-Backed Security, due 06/22/12, par $.9, 5.5%		.9
	Citigroup Inc.	Corporate Bond, due 03/15/09, par $.1, 6.2%		.1
	Conocophillips	Corporate Bond, due 05/25/10, par $.2, 8.8%		.2
	Countrywide Home Loan	Corporate Bond, due 09/15/09, par $.1, 4.1%		.1
	Daimler Chrysler Trust	Asset-Backed Security, due 10/08/09, par $.4, 3.7%		.4
	Daimler Chrysler Trust	Asset-Backed Security, due 02/08/10, par $.1, 3.7%		.1
	Dupont	Corporate Bond, due 01/15/13, par $.6, 5.0%		.6
	Fannie Mae	Government Agency, due 09/13/10, par $.9, 4.4%		.9
	Freddie Mac	Government Agency, due 08/23/10, par $1.1, 5.1%		1.1
	First Union National Bank	Corporate Bond, due 02/15/10, par $.1, 7.9%		.1
	Ford Auto Trust	Asset-Backed Security, due 3/15/10, par $.3, 5.1%		.2
	Ford Auto Trust	Asset-Backed Security, due 11/15/08, par $.2, 3.5%		.2
	Ford Auto Trust	Asset-Backed Security, due 07/15/12, par $.7, 5.2%		.7
	FPL Recovery Funding	Asset-Backed Security, due 02/01/13, par $.3, 5.0%		.3
	GE Capital Corporation	Corporate Bond, due 10/21/10, par $.8, 4.9%		.8
	GE Capital Credit Card Master Note Trust	Asset-Backed Security, due 09/17/12, par $.1, 5.1%		.1
	GE Capital Credit Card Master Note Trust	Asset-Backed Security, due 06/15/13, par $.8, 5.4%		.8
	Harley-Davidson Trust	Asset-Backed Security, due 01/15/12, par $.3, 5.2%		.3
	Honda Auto Trust	Asset-Backed Security, due 12/20/10, par $1.0, 4.0%		1.0
	Household Finance Corporation	Corporate Bond, due,11/15/08 par $.5, 6.5%		.5
	Household Master Trust	Asset-Backed Security, due 07/15/13, par $.4, 5.2%		.4
	JP Morgan Chase	Corporate Bond, due 10/02/09, par $.6, 3.8%		.6
	Lowe's Companies Inc.	Corporate Bond, due 09/15/12, par $.3, 5.6%		.3
	MBNA Master Note Trust	Asset-Backed Security, due 07/15/11, par $1.4, 4.9%		1.4
	Nissan Auto Trust	Asset-Backed Security, due 10/15/10, par $.8, 4.2%		.7

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of November 30, 2007
EIN #95-1492269 Plan #004
(Dollars in millions)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (Including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost	(e) Value
	Pacific Life Insurance Company (Contract G26017) (continued)			
	Pepsico Inc.	Corporate Bond, due 02/15/13, par $.4, 4.7%		.4
	Proctor & Gamble	Corporate Bond, due 09/15/09, par $.2, 3.8%		.2
	PG&E ERB	Asset-Backed Security, due 06/25/11, par $.6, 4.9%		.6
	Regions Financial	Corporate Bond, due 12/01/10, par $.3, 4.4%		.3
	SBC Communications	Corporate Bond, due 09/15/09, par $.6, 4.1%		.6
	SCE California Infrastructure	Asset-Backed Security, due 12/26/09, par $.1, 6.4%		.1
	USAA Auto Owner Trust	Asset-Backed Security, due 02/15/11, par $.4, 4.2%		.3
	USAA Auto Owner Trust	Asset-Backed Security, due 02/15/12, par $.7, 4.9%		.7
	U.S. Treasury Notes	US Government Note, due 02/15/10, par $1.5, 4.8%		1.6
	U.S. Treasury Notes	US Government Note, due 08/31/09, par $4.2, 4.0%		4.2
	Wachovia Auto Trust	Asset-Backed Security, due 03/21/11, par $.2, 3.4%		.2
	Wells Fargo	Corporate Bond, due 03/10/08, par $.5, 4.1%		.5
	Total			**29.3**
	Total fair market value of underlying assets			**103.1**
*	**Avery Dennison Corporation Common Stock**	**4,576,951 shares**	**165.9**	**238.5**
	Investments in Registered Investment Companies			
*	Fidelity Growth Company Fund	Investment in Registered Investment Company		24.4
*	Fidelity Puritan Fund	Investment in Registered Investment Company		57.6
*	Fidelity Retirement Gov't Money Market Fund	Investment in Registered Investment Company		16.2
	NB Genesis Trust Fund	Investment in Registered Investment Company		32.3
*	Fidelity Freedom Income Fund	Investment in Registered Investment Company		.7
*	Fidelity Freedom 2000 Fund	Investment in Registered Investment Company		.6
*	Fidelity Freedom 2010 Fund	Investment in Registered Investment Company		7.5
*	Fidelity Freedom 2020 Fund	Investment in Registered Investment Company		7.7
*	Fidelity Freedom 2030 Fund	Investment in Registered Investment Company		4.8
*	Fidelity Freedom 2040 Fund	Investment in Registered Investment Company		2.9
	Artisan Mid Cap Growth Fund	Investment in Registered Investment Company		12.3
*	Fidelity Diversified International Fund	Investment in Registered Investment Company		48.8
*	Fidelity U.S. Equity Index Pool Fund	Investment in Registered Investment Company		40.3
	MSI Small Company Growth B Fund	Investment in Registered Investment Company		6.1
	Victory EB Diversified Stock Fund	Investment in Registered Investment Company		48.5
	Hotchkis & Wiley Large Cap Value Index Fund	Investment in Registered Investment Company		8.8
	Vanguard Growth & Income Fund	Investment in Registered Investment Company		32.9
	Total			**352.4**
	Participant Loans	**5.0% - 10.5%**		**16.6**
	Total Investments, at fair value			**$ 715.5**

* Indicates party-in-interest to the Plan for which a statutory exemption exists.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS*

For the Year Ended November 30, 2007
EIN #95-1492269 Plan #004
(Dollars in millions)

(a) Identity of Party Involved	(b) Description of Asset (Including interest rate and maturity in case of loan)	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Avery Dennison Corporation**	Avery Dennison Corporation Common Stock	$ –	$ 36.4	$ –	$ –	$ 26.1	$ 36.4	$ 10.3
		39.4	–	–	–	39.4	39.4	–

* Under ERISA, a reportable transaction is defined as a transaction or series of transactions during the plan year that involves more than 5 percent of the fair value of the Plan's net assets at the beginning of the plan year, with certain exceptions.

** Plan sponsor and, therefore, a party-in-interest for which a statutory exemption exists.

PRICEWATERHOUSECOOPERS

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 33-1132, 33-3645 and 33-58921) of Avery Dennison Corporation of our report dated May 28, 2008 relating to the financial statements of the Avery Dennison Corporation Employee Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Los Angeles, California
May 28, 2008

END